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                                 HOLLINGER INC.
                                  STATUS UPDATE

     Toronto, Ontario, Canada, August 25 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

     On August 25, 2005, Hollinger obtained an Order from the Ontario Superior Court of Justice (the "Court") approving the appointment of David Drinkwater and David Rattee to the Hollinger Board of Directors. Messrs. Rattee and Drinkwater will join the recently appointed board comprised of Randy Benson (the Chief Restructuring Officer), Stanley Beck, Newton Glassman and Joseph Wright.

     Also on August 25, 2005, Hollinger obtained an Order extending the time for calling the Annual General Meeting of Hollinger shareholders to December 30, 2005.

     The current Board of Directors has obtained directors' and officers' liability insurance in the total amount of US$50 million for the period of July 26, 2005 to July 25, 2006.

Financial Statements

     As previously reported, Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International Inc. ("Hollinger International") completes and files its 2003 annual financial statements.

     Neither Hollinger International nor Hollinger has been able to file its annual financial statements, MD&A and AIF for the year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Hollinger International has not yet filed its interim financial statements for the fiscal quarters ended March 31, 2005 and Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, 2005. Hollinger International stated in its press release of August 8, 2005 that it anticipates filing its Annual Report on Form 10-K for the year ended December 31, 2004 prior to the end of August 2005. Hollinger International further stated that it expects to become current with its continuous disclosure obligations upon the filing of its third quarter interim financial statements in November 2005.

     Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005,

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was prepared by management of Hollinger and was not audited or reviewed by
Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

     Hollinger's new Board of Directors is in the process of establishing an Audit Committee, which Committee will then deliberate over best alternatives to provide additional financial information regarding Hollinger to the public.

Inspection

     Ernst & Young Inc. (the "Inspector") is continuing the inspection (the "Inspection") of Hollinger's related party transactions pursuant to an Order of Mr. Justice Campbell of the Ontario Superior Court of Justice. The Inspector has provided nine interim reports with respect to its inspection of Hollinger. The Inspector is expected to provide a further report to the Court by October 31, 2005.

     Through August 19, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$11.65 million.

     Upon learning that certain documentation relevant to the Inspection might be located at premises in British Columbia (the "B.C. Premises") owned by 2821354 Canada Inc., a wholly owned subsidiary of Hollinger, Hollinger took steps to secure the B.C. Premises on August 18, 2005. Subsequently, certain persons gained access to the B.C. Premises and certain items and documents were removed. On August 19 and 22, counsel to Hollinger and others appeared before Mr. Justice Campbell for an order relating to this incident and an Order was issued by the Court on August 25, 2005 requiring, among other things, the return of the removed items.

     Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

Supplemental Financial Information

     As of the close of business on August 19, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$65.9 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the August 19, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$10.20 the market value of Hollinger's direct and indirect holdings in Hollinger International was US$160,883,815. All of Hollinger's direct and indirect

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interest in the shares of Class A Common Stock of Hollinger International are
being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.5 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers; and (b) approximately US$5.6 million in cash with the trustee under the Indenture governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Secured Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes). Hollinger has paid C$1.2 million to satisfy a portion of its severance obligation under paragraph 6 of the Order of Mr. Justice Campbell dated July 8, 2005. Hollinger is reviewing these obligations as well as the obligation under the same Order to pay an additional C$1.8 million in severance to three other directors and other amounts alleged to be owed as well. There is currently in excess of US$158.5 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Secured Notes outstanding.

Ravelston Receivership and CCAA Proceedings

     On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice issued two orders by which Ravelston and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, the Receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares of Hollinger (collectively such entities, including Ravelston and RMI are referred to as the "Ravelston Entities"). On July 19, 2005, Mr. Justice Farley extended to October 21, 2005 the stay of proceedings against the Ravelston Entities that he had initially granted on April 20, 2005.

     On May 17, 2005, the United States Attorney for the Northern District of Illinois (the "US Attorney") wrote to the Receiver and advised that it was conducting a criminal investigation of several individuals and entities, including Ravelston, under the United States Racketeer Influenced and Corrupt Organizations Act (the "RICO Act"). In the same letter, the US Attorney also advised that if Ravelston were convicted of an offence under the RICO Act wherein the "racketeering enterprise" was Hollinger International, the United States courts could, among other things, order that Ravelston forfeit, effective retroactively to 1999 (being the date of the alleged offences), to the United States Department of Justice (the "US DOJ") its direct and indirect interests in Hollinger International, namely the Hollinger Shares. On July 19, 2005, Mr. Justice Farley made an Order declaring that any realization on the Hollinger Shares held directly or indirectly by Ravelston, any interest in the Hollinger Shares granted thereby and any proceeds thereof shall be free and clear of any and all forfeiture claims that are or may become asserted by the US DOJ and the US Attorney under the RICO Act. Pursuant to the Order, the US Attorney


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could apply on notice to the Receiver to vary or amend the Order provided that the come back hearing to challenge the Order was held on or before August 11, 2005. The U.S. Attorney did not apply to vary or amend the Order and no come back hearing was held. Mr. Justice Farley issued written reasons on August 16, 2005 confirming that the Order remained in force, intact and extant.

     A motion returnable August 17, 2005 was brought by CanWest Global Communications Corporation ("CanWest") seeking, among other things, a lift of the stay of proceedings to permit CanWest to terminate certain agreements with Ravelston. Prior to the hearing of the motion, a settlement (the "CanWest Settlement") was reached between the Receiver and CanWest. A motion to approve the CanWest Settlement was brought on August 18, 2005. This motion was adjourned to August 25, 2005.

Outstanding Notes

     As previously announced, as a result of the Receivership Order, the CCAA Order and the related insolvency proceedings respecting the Ravelston Entities, an Event of Default has occurred under the terms of the Indentures governing the Notes. With respect to the Notes, the relevant trustee under the Indentures or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes has the right to accelerate the maturity of the Notes. Until the Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of the Indentures prevent Hollinger from, among other things, honouring retractions of its Series II Preference Shares. Also, the Change of Control Offer described in the Status Update of August 11, 2005 is continuing.

Company Background

     Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com